TERMS FOR PRIVATE PLACEMENT OF
CLASS D1 AND CLASS D2 PREFERRED STOCK OF CLiCS, LLC
October 8, 2020

The following is a summary of the principal terms with respect to the proposed Class D1 and Class D2 Preferred Stock financing of CLiCS, LLC, a Delaware limited liability company (the "***Company***"), with headquarters at 4250 Executive Square, Suite 500, La Jolla, CA 92037. Except for the section entitled "Binding Terms," this summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Class D1 and D2 Preferred Stock of the Company (the "***Preferred Stock***").
Aggregate Proceeds:	A minimum of $100,004.30
Purchasers:	Investors approved by the Company (the "***Purchasers***").
Escrow:	The funds shall be held in escrow until $100,004.30 in Preferred Stock investment has been received.
Price Per Share:	The first $2 million of shares sold will be shares of Class D1 Preferred Stock, which will be sold at a price per share of $4.58, based on a fully diluted pre-money valuation of $20.0 million. Following the issuance of $2 million of Class D1 Preferred Stock, any additional shares sold will be shares of Class D2 Preferred Stock, which will be sold at a price per share of $5.73, based on a fully diluted pre-money valuation of $33.0 million. The fully diluted capital table assuming $2 million in new equity is provided below.
Liquidation and Antidilution:	Upon liquidation, Purchasers shall receive their initial investment amount and participate equally with common shareholders on a fully diluted as converted basis. Purchasers will receive weighted average anti-dilution protection on the fully diluted shares of the company.
Conversion:	The Company has the right to convert from a Delaware LLC, to C Corporation.
Operating, Membership and Voting	Completion of the sale of Preferred Stock to Purchasers is subject to acceptance of the Company's Subscription Agreement. Un
Major Investors	A major investor is a person or entity that invests at least $250,000 (the "Major Investor"). Major Investors may participate CLICS' quarterly updates.

Company: CLICS, LLC

____
Name: Charles Brown
Title: CEO
Date: 10/7/2020

Purchaser

____

Name: ______________________

Date: _______________

Investment Amount: $__________

Exhibit A: CLICS Capital After $2 Million in Class D1 Preferred Equity Investment

	Share Price	Shares	Capital	Ownership
Founder Shares				
Class A Common	$0.001	2,000,000	$ 200	34.75%
Options - Issued	$0.000	583,607	$ -	10.14%
Options - Unissued	$0.000	176,393	$ -	3.07%
Total Options		760,000		13.21%
Subtotal (Total Common & Options		**2,760,000**	**$ 200**	**47.96%**
Investor Preferred Shares				
Class B	$0.40	250,000	$ 100,000	4.34%
Class C1	$1.09	687,500	$ 750,000	11.95%
Class C2	$2.16	670,172	$ 1,450,000	11.64%
Class D1 (Notes)	$3.66	950,610	$ 3,489,824	16.52%
Class D1 Equity	$4.58	436,767	$ 2,000,000	7.59%
Subtotal (Total Preferred)		**2,995,049**	**7,789,824**	**52.04%**
Total		**5,755,049**	**7,790,024**	**100.00%**